FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Announce Year-End and Fourth Quarter Fiscal 2013 Results on Thursday, March 28th, 2013	4

Document 1

February 26, 2013

FOR IMMEDIATE RELEASE

BlackBerry to Announce Year-End and Fourth Quarter Fiscal 2013 Results on Thursday, March 28th, 2013

Please note pre-market press release and conference call start time to accommodate closed markets on Good Friday, March 29th.

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) will be reporting results for the fourth quarter and year-end of fiscal 2013 on March 28, 2013. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.blackberry.com/company/investors/events.html .

A replay of the conference call will also be available at approximately 10 am by dialing (+1)416-640-1917 and entering pass code 4501383# or by clicking the link above on your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet. This replay will be available until midnight ET April 11, 2013.

Scheduled Quarterly Results Conference calls for FY 2013
Q4: Thursday, March 28, 2013, 8am ET

Scheduled Quarterly Results Conference calls for FY 2014
Q1: Friday, June 28, 2013, before markets open
Q2: Friday, September 27, 2013, before markets open
Q3: Friday, December 20, 2013, before markets open
Q4: Friday, March 28, 2014, before markets open

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. Research In Motion announced that effective January 30, 2013, the Company would operate around the world under the iconic name BlackBerry. The legal name of the company has not changed, but the Company will do business as BlackBerry pending approval of the official change by shareholders, which will be sought at the Company's Annual General Meeting later in 2013. Effective Monday, February 4, 2013, the Company commenced trading under its new ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

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Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@rim.com

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 28, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer